SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copies of the updated disclosure letters that
we filed today with the Philippine Stock Exchange,
Inc. and the Securities and Exchange Commission in
connection with the acquisition by Philippine Long
Distance Telephone Company (“PLDT” or the
“Company”) together with Globe Telecom, Inc.
(“Globe”) on a 50-50 basis of: (1) 100% of the
entire issued and outstanding capital stock of
Vega Telecom, Inc. (“VTI”), which holds the
telecommunications assets of San Miguel
Corporation (“SMC”) through its subsidiaries; and
(ii) two (2) other entities, Bow Arken Holdings
Company (parent company of New Century Telecoms,
Inc. and Brightshare Holdings, Inc. (parent
company of eTelco, Inc.) which separately hold
additional spectrum frequencies through their
respective subsidiaries (the “Transaction”).

Exhibit 1

May 30, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 5-1 in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc.) and Brightshare Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

May 30, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

Attached is a copy of our letter to the PSE dated May 30, 2016, in connection with the acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“Globe”) on a 50-50 basis of: (1) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century Telecoms, Inc.) and Brightshare Holdings, Inc. (parent company of eTelco, Inc.) which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,808 As of April 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	May 30, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

Philippine Long Distance Telephone Company
TEL
PSE Disclosure Form 5-1 Substantial Acquisitions
References: SRC Rule 17 (SEC Form 17-C) and
Section 4.4 and/or Section 5 of the Revised Disclosure Rules

Subject of the Disclosure
Acquisition by Philippine Long Distance Telephone Company (“PLDT” or the “Company”) together with Globe Telecom, Inc. (“GLOBE”) on a 50-50 basis, of: (i) 100% of the entire issued and outstanding capital stock of Vega Telecom, Inc. (“VTI”), which holds the telecommunications assets of San
Miguel Corporation (“SMC”) through its subsidiaries; and (ii) two (2) other entities, Bow Arken Holdings Company (parent company of New Century
Telecoms, Inc) (“Bow Arken”) and Brightshare Holdings, Inc (parent company of eTelco, Inc) (“Brightshare”), which separately hold additional spectrum frequencies through their respective subsidiaries (the “Transaction”).
Background/Description of the Disclosure

Today, May 30, 2016, PLDT together with GLOBE executed a Sale and Purchase Agreement (“SPAs”) with SMC to acquire the entire share capital of
VTI, and separate SPAs with the owners of Bow Arken and Brightshare to acquire the entire share capital of said companies. In addition, PLDT and
GLOBE will assume the liabilities of the acquired entities.
VTI holds the telecommunications assets of SMC through its subsidiaries, while Bow Arken and Brightshare hold additional spectrum frequencies through their respective subsidiaries.
As a result of the Transaction, PLDT and GLOBE will jointly hold and own the telecommunications assets of the acquired entities. The parties also caused the acquired entities to relinquish certain radio frequencies in the 700 MHz, 850 MHz, 2500 MHz, and 3500 MHz bands and return these radio frequencies to the Government through the National Telecommunications Commission (“NTC”).
The NTC has today approved the use by Smart Communications, Inc. (“SMART”) of certain radio frequencies in the 700MHz, 900MHz,1800MHz, 2300MHz, and 2500MHz bands.
Date of Approval by	May 30, 2016
Board of Directors

Date of Approval by Stockholders	N.A.

Other Relevant	N.A.
Regulatory Agency, if applicable

Date of Approval by Relevant Regulatory	N.A.
Agency

Rationale for the transaction including the benefits which are expected to be accrued to the issuer as a result of the transaction

The Transaction provides significant benefits to PLDT customers and to the public; expands PLDT and Smart’s network capability and footprint, allows more efficient asset utilization; and better supports the country’s development efforts: enables better utilization of available radio frequency spectrum for mobile services; the returned frequencies will allow a new third-party competitor to enter this market.

Description of the transaction including the timetable		for implementation and related regulatory requirements, if any
Refer to response above
30 May 2016 – Signing of Sale and Purchase Agreement and payment of 50% of purchase price
1 December 2016 – Payment of 25% of purchase price
16 May 2017 – Payment of 25% of purchase price
Identities of the parties to the transaction

Name	Nature of Business	Nature of any material relationship with the issuer, their directors/officers or any of their affiliates

San Miguel		None
Corporation (as seller of the VTI Shares)

Schutzengel		None
Telecom, Inc. (as seller of the Bow Arken Shares)

Grace Patricia W.		None
Vilchez-Custodio (as seller of the Brightshare Shares)

Terms and conditions of transaction

The nature and amount of consideration (e.g. price per share, the aggregate amount)

The consideration for the Transaction is as follows:
(i) PHP52,080,764,982.00 for the acquisition of the VTI Shares, including outstanding advances, and the assumption of the liabilities of VTI and its subsidiaries in the amount of P17,021,535,948.00;
(ii) PHP191,061,420.00 for the acquisition of the Brightshare Shares, including outstanding advances, and the assumption of the liabilities of
Brightshare in the amount of P15,289,475.00; and
(iii) PHP575,995,788.00 for the acquisition of Bow Arken Shares, including outstanding advances, and the assumption of the liabilities of Bow
Arken in the amount of P115,352,387.00.

Basis upon which the amount of consideration or value of the transaction was determined

The consideration represents the agreed equity valuation of the acquired entities.

The number of shares		(i) 13,500,000 common shares and 13,500,000 preferred shares in VTI (“VTI Shares”);
To be acquired		(ii) 250,000 common shares in Bow Arken (“Bow Arken Shares”); and
(iii) 25,000 common shares in Brightshare (“Brightshare Shares”).

Ratio/percentage to		100% of the total outstanding capital stock of VTI, Bow Arken and Brightshare total outstanding capital stock

Terms of payment

50% of the purchase price, upon signing of the SPA on May 30, 2016.
25% of the purchase price, on December 1, 2016.
25% of the purchase price, on May 30, 2017.
Liabilities of the acquired entities, amounting to PHP17.15 billion, will be assumed by PLDT and GLOBE upon signing.
Conditions precedent to closing of the transaction, if any

Aside from customary conditions of transactions of the same nature, size and scope, the approval by the NTC of the return or relinquishment to the Government (through the NTC) of certain frequencies of the relevant subsidiaries of the acquired entities, and the co-use arrangement among
SMART, GLOBE and the relevant subsidiaries of the acquired entities in respect of certain frequencies to be retained by such subsidiaries and co-used by SMART, GLOBE and the relevant subsidiaries.

Description of the company subject of the transaction
Nature of business
VTI is a wholly-owned subsidiary of SMC for its various telecommunications investment.
Bow Arken is a holding company that owns 99.59% of the outstanding shares in New Century Telecoms, Inc., a telecommunications company.
Brightshare is a holding company that owns 100.00% of the issued and outstanding capital stock of eTelco, Inc., a telecommunications company.
Please also refer to the Audited Financial Statements of VTI as at December 31, 2015, a copy of which is attached hereto.)
Discussion of major projects and investments (Please refer to the Audited Financial Statements of VTI as at December 31, 2015)
List of subsidiaries and affiliates, with percentage holdings
(Please refer to Schedules 1, 2 and 3, attached hereto)

Name	% Ownership

Capital Structure
Authorized capital stock (Please refer to Schedules 1, 2 and 3)
Type of Security	Amount	Number of Shares

Subscribed Shares (Please refer to Schedules 1, 2 and 3)
Type of Security	Amount	Number of Shares

Paid-Up Capital (Please refer to Schedules 1, 2 and 3)
Amount

Number of Shares

Issued Shares (Please refer to Schedules 1, 2 and 3)

Type of Security	Amount	Number of Shares

Outstanding Shares (Please refer to Schedules 1, 2 and 3)

Type of Security	Amount	Number of Shares

Par Value (Please refer to Schedules 1, 2 and 3)
Type of Security		Amount

Ownership Structure (including percentage holdings) (Please refer to Schedules 1, 2 and 3)

Name	Number of Shares	% Ownership

Board of Directors (Please refer to Schedules 1, 2 and 3)
Name	(Regular or Independent)

Principal Officers (Please refer to Schedules 1, 2 and 3)
Name	Position/Designation

Effect(s)/impact on the business, financial condition and operations of the issuer

Please refer to the discussion under “Rationale for the transaction including the benefits which are expected to be accrued to the issuer as a result of the transaction”
Other Relevant Information

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Vega Telecom, Inc.
No. 40 San Miguel Avenue
Mandaluyong City

Report on the Separate Financial Statements

We have audited the accompanying separate financial statements of Vega Telecom, Inc. (a wholly-owned subsidiary of San Miguel Corporation), which comprise the separate statements of financial position as at December 31, 2015 and 2014, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes, comprising summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Philippine Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of the separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the unconsolidated financial position of Vega Telecom, Inc. as at December 31, 2015 and 2014, and its unconsolidated financial performance and its unconsolidated cash flows for the years then ended in accordance with Philippine Financial Reporting Standards.

Report on the Supplementary Information Required Under Revenue Regulations
No. 15-2010 of the Bureau of Internal Revenue

The supplementary information required for purposes of filing with the Bureau of Internal Revenue is presented by the management of Vega Telecom, Inc. in a separate schedule. Such supplementary information is not a required part of the basic separate financial statements. Our opinion on the separate financial statements is not affected by the presentation of the supplementary information in a separate schedule.

R.G. MANABAT & CO.

/s/Darwin P. Virocel
DARWIN P. VIROCEL
Partner
CPA License No. 0094495
SEC Accreditation No. 1386-A, Group A, valid until February 5, 2017
Tax Identification No. 912-535-864
BIR Accreditation No. 08-001987-31-2013

Issued December 2, 2013; valid until December 1, 2016

PTR No. 5321515MD

Issued January 4, 2016 at Makati City

March 17, 2016
Makati City, Metro Manila

                                                           VEGA TELECOM, INC.
                                           (A Wholly-owned Subsidiary of San Miguel Corporation)
                                                 SEPARATE STATEMENTS OF FINANCIAL POSITION
                                                                                                              December 31

                                                              Note                2015                                    2014

   ASSETS

        Current Assets

Cash in banks                                                   12                             P11,675,242                          P1,908,979

Receivables                                               5, 7, 12       4,671,399,816                           1,267,201,270

Other current assets                                                      2,571,950                               1,568,414

      Total Current Assets                                                       4,685,647,008                      1,270,678,663

        Noncurrent Asset

Investments and advances                                         6      32,433,035,726                          18,826,181,362

                                                                                        P37,118,682,734                     P20,096,860,025
                                                                  ==================================

        LIABILITIES AND EQUITY

   Current Liabilities

Accounts payable and other current liabilities                8,12                            P235,217,701                        P220,500,027

Deposit for future stock subscription                            9      14,825,161,730                                       -

      Total Liabilities                                                 15,060,379,431                             220,500,027

   Equity

Capital stock                                                   10      14,850,000,000                                     435,250,000

     Additional paid-in capital                                 10               7,424,875,000                        217,500,000

     Deposit for future stock subscription                      10      -                                       21,393,926,788

Deficit                                                                     (216,571,697)                    (2,170,316,790)

           Total Equity                                                         22,058,303,303                     19,876,359,998

                                                                                        P37,118,682,734                     P20,096,860,025
=========                                                         ==================================   ==============================

       See Notes to the Separate Financial Statements.

VEGA TELECOM, INC.
(A Wholly-owned Subsidiary of San Miguel Corporation)
SEPARATE STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
	Note	2015		2014
EXPENSES
Professional fees		P	122,487,813	P	47,500
Taxes and licenses			85,102,141		55,647,339
Repairs and Maintenance			1,940,804		—
Others			7,552,128		14,541

			217,082,886		55,709,380
OTHER INCOME
Reversal of impairment losses on investment	6		2,170,795,028		—
Interest income	7		39,226		8,696,958
Unrealized foreign exchange gain			1,558		—
			2,170,835,812		8,696,958
INCOME (LOSS) BEFORE INCOME TAX			1,953,752,926		(47,012,422)
INCOME TAX EXPENSE	11		7,833		174,886
NET INCOME (LOSS)/ TOTAL COMPREHENSIVE INCOME(LOSS)		P	1,953,745,093		(P47,187,308)
See Notes to the Separate Financial Statements.

VEGA TELECOM, INC.
(A Wholly-owned Subsidiary of San Miguel Corporation)
SEPARATE STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
	Note	2015		2014
CAPITAL STOCK
Common Stock - P100 par value
Authorized - 30,000,000 shares in 2015; 6,550,000 shares in 2014
13,500,000 shares issued and outstanding in 2015; 4,352,500 shares in 2014		P	1,350,000,000	P	435,250,000
Preferred Stock - P1,000 par value
Authorized - 22,000,000 shares in 2015 13,500,000 shares issued and outstanding in 2015			13,500,000,000		—

	10		14,850,000,000		435,250,000

ADDITIONAL PAID-IN CAPITAL
Common stock			674,875,000		217,500,000
Preferred stock			6,750,000,000		—

	10		7,424,875,000		217,500,000

DEPOSIT FOR FUTURE STOCK SUBSCRIPTION	10		—		21,393,926,788
DEFICIT
Balance at beginning of year			(2,170,316,790)		(2,123,129,482)
Net income (loss)/total comprehensive income (loss)			1,953,745,093		(47,187,308)
Balance at end of year			(216,571,697)		(2,170,316,790)

		P	22,058,303,303	P	19,876,359,998

See Notes to the Separate Financial Statements.

VEGA TELECOM, INC.
(A Wholly-owned Subsidiary of San Miguel Corporation)
SEPARATE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
	Note	2015		2014
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before income tax		P	1,953,752,926		(P47,012,422)
Adjustments for:
Reversal of impairment loss on investment	6		(2,170,795,028)		—
Interest income	7		(39,226)		(8,696,958)
Unrealized foreign exchange gain			(1,558)		—
Operating loss before working capital changes			(217,082,886)		(55,709,380)
Increase in:
Receivables	5		(862,190,064)		(13,660,020)
Other current assets			(1,003,536)		(1,379,638)
Accounts payable and other current liabilities			14,717,674		—
Net cash absorbed by operations			(1,65,558,812)		(70,749,038)
Income tax paid			(7,833)		(6,357,454)
Net cash flows used in operating activities			(1,065,566,645)		(77,106,492)

CASH FLOWS FROM FINANCING ACTIVITIES
Additional deposit from future stock subscription	9,10		12,283,153,248		3,460,137,393
Issuance of shares			228,198,212		4,493,895
Net cash flows provided by financing activities			12,511,351,460		3,464,631,288

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received			39,226		8,696,958
Additional investment in subsidiary and in associate			(11,436,059,336)		(3,396,438,872)
Net cash flows used in investing activities			(11,436,020,110)		(3,387,741,914)
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON CASH			1,558		—
NET INCREASE (DECREASE) IN CASH IN BANKS			9,766,263		(217,118)
CASH IN BANKS AT BEGINNING OF YEAR			1,908,979		2,126,097

CASH IN BANKS AT END OF YEAR		P	11,675,242	P	1,908,979

See Notes to the Separate Financial Statements.

VEGA TELECOM, INC.
(A Wholly-owned Subsidiary of San Miguel Corporation)
NOTES TO THE SEPARATE FINANCIAL STATEMENTS

1.	Reporting Entity

Vega Telecom, Inc. (the Company), a wholly-owned subsidiary of San Miguel Corporation (SMC or Parent Company), was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (SEC) on November 4, 2003.

The ultimate parent company is Top Frontier Investment Holdings, Inc. and the intermediate parent company is San Miguel Corporation.

On February 4, 2008, the SEC approved the change in the corporate name of the Company from SM View Realty Corp. to Vega Telecom, Inc. and the amendment of its primary business purpose.

The Company’s amended primary business purpose is to engage in and render any and all types of domestic and international telecommunications services.

The Company’s registered office address is No. 40 San Miguel Avenue, Mandaluyong City.

The principal place of business of the Company is 5/F 808 Bldg., Meralco Avenue cor. Gen. Lim St., Brgy. San Antonio, Pasig City.

2.	Basis of Preparation

Statement of Compliance
The accompanying separate financial statements have been prepared in compliance with Philippine Financial Reporting Standards (PFRS). PFRS are based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). PFRS consist of PFRS, Philippine Accounting Standards (PAS) and Philippine Interpretations issued by the Financial Reporting Standards Council (FRSC).

The Company elected not to present consolidated financial statements and instead prepared separate financial statements as its primary financial statements since it meets all the conditions set out in paragraph 4(a) of PFRS 10, Consolidated Financial Statements. SMC produces consolidated financial statements in accordance with PFRS, which are available for public use. SMC shares are listed in the Philippine Stock Exchange. Its consolidated financial statements are available at the Philippine Securities and Exchange Commission.

The separate financial statements were authorized for issue by the Board of Directors (BOD) on March 17, 2016.

Basis of Measurement
The separate financial statements have been prepared on a historical cost basis of accounting.

Functional and Presentation Currency
The separate financial statements are presented in Philippine peso, which is the Company’s functional currency. All financial information are rounded off to the nearest peso, except when otherwise indicated.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in the separate financial statements, except for the changes in accounting policies as explained below.

Adoption of Amended Standards
The Company has adopted the following relevant and applicable amendments to standards starting January 1, 2015 and accordingly, changed its accounting policies. Except as otherwise indicated, the adoption of these amendments did not have any significant impact on the Company’s separate financial statements.

Annual Improvements to PFRS Cycles 2010-2012 and 2011-2013 contain 11 changes to nine standards with consequential amendments to other standards and interpretations, of which only the following are applicable to the Company. This amendment to PFRS has no significant effect on the financial statements of the Company.

Scope of portfolio exception (Amendment to PFRS 13, Fair Value Measurement). The scope of the PFRS 13 portfolio exception — whereby entities are exempted from measuring the fair value of a group of financial assets and financial liabilities with offsetting risk positions on a net basis if certain conditions are met — has been aligned with the scope of PAS 39, Financial Instruments: Recognition and Measurement and PFRS 9, Financial Instruments.

PFRS 13 has been amended to clarify that the portfolio exception potentially applies to contracts in the scope of PAS 39 and PFRS 9 regardless of whether they meet the definition of a financial asset or financial liability under PAS 32, Financial Instruments: Disclosure and Presentation – e.g. certain contracts to buy or sell non-financial items that can be settled net in cash or another financial instrument.

Definition of ‘related party’ (Amendment to PAS 24, Related Party Disclosures). The definition of a ‘ related party’ is extended to include a management entity that provides key management personnel (KMP) services to the reporting entity, either directly or through a group entity. For related party transactions that arise when KMP services are provided to a reporting entity, the reporting entity is required to separately disclose the amounts that it has recognized as an expense for those services that are provided by a management entity; however, it is not required to ‘ look through’ the management entity and disclose compensation paid by the management entity to the individuals providing the KMP services. The reporting entity will also need to disclose other transactions with the management entity under the existing disclosure requirements of PAS 24 — e.g. loans.

New or Revised Standards, and Amendments to Standards Not Yet Adopted
A number of new or revised standards and amendments to standards are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing the separate financial statements. Unless otherwise indicated, none of these is expected to have a significant effect on the separate financial statements.

The Company will adopt the following new and amended standards and interpretation on the respective effective dates:

Equity Method in Separate Financial Statements (Amendments to PAS 27, Separate Financial Statements). The amendments allow the use of the equity method in separate financial statements, and apply to the accounting not only for associates and joint ventures, but also for subsidiaries. The amendments apply retrospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

Disclosure Initiative (Amendments to PAS 1, Presentation of Financial Statements) addresses some concerns expressed about existing presentation and disclosure requirements and to ensure that entities are able to use judgment when applying
PAS 1. The amendments clarify that:

Information should not be obscured by aggregating or by providing immaterial information.

Materiality considerations apply to all parts of the financial statements, even when a standard requires a specific disclosure.

The list of line items to be presented in the statement of financial position and statement of profit or loss and other comprehensive income can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements.

An entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

PFRS 9 (2014), replaces PAS 39 and supersedes the previously published versions of PFRS 9 that introduced new classifications and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). PFRS 9 includes revised guidance on the classification and measurement of financial assets, including a new expected credit loss model for calculating impairment, guidance on own credit risk on financial liabilities measured at fair value and supplements the new general hedge accounting requirements published in 2013. PFRS 9 incorporates new hedge accounting requirements that represent a major overhaul of hedge accounting and introduce significant improvements by aligning the accounting more closely with risk management.

The new standard is to be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Financial Assets and Financial Liabilities
Date of Recognition. The Company recognizes a financial asset or a financial liability in the separate statements of financial position when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition is done using settlement date accounting.

Initial Recognition of Financial Instruments. Financial instruments are recognized initially at fair value. The initial measurement of financial instruments, except for those designated as at fair value through profit or loss (FVPL), includes transaction costs.

The Company classifies its financial assets in the following categories: held-to-maturity (HTM) investments, available-for-sale (AFS) financial assets, financial assets as at FVPL and loans and receivables. The Company classifies its financial liabilities as either financial liabilities as at FVPL or other financial liabilities. The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market. Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

The Company has no HTM investments, AFS financial assets and financial assets and financial liabilities at FVPL.

‘Day 1’ Profit. Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from an observable market, the Company recognizes the difference between the transaction price and the fair value (a ‘Day 1’ profit) in profit or loss unless it qualifies for recognition as some other asset type. In cases where data used is not observable, the difference between the transaction price and model value is only recognized in profit or loss when the inputs become observable or when the instrument is derecognized. For each transaction, the Company determines the appropriate methods of recognizing the ‘Day 1’ profit amount.

Financial Assets
Loans and Receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments and maturities that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not designated as AFS financial assets or financial assets at FVPL.

Subsequent to initial measurement, loans and receivables are carried at amortized cost using the effective interest method, less any impairment in value. Any interest earned on loans and receivables shall be recognized as part of “Interest income” account in the separate statements of comprehensive income on an accrual basis. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The periodic amortization is also included as part of “Interest income” account in the separate statements of comprehensive income. Gains or losses are recognized in profit or loss when loans and receivables are derecognized or impaired.

The Company’s cash in banks and receivables are included in this category (Notes 5 and 12).

Cash in banks are stated at face value.

Financial Liabilities
Other Financial Liabilities. This category pertains to financial liabilities that are not designated or classified as at FVPL. After initial measurement, other financial liabilities are carried at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any premium or discount and any directly attributable transaction costs that are considered an integral part of the effective interest rate of the liability. The effective interest rate amortization is included in “Interest expense and other financing charges” account in the separate statements of comprehensive income. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

The Company’s accounts payable and other current liabilities are included in this category (Notes 7 and 8).

Derecognition of Financial Assets and Liabilities
Financial Assets. A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

the rights to receive cash flows from the asset have expired; or

the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; and either: (a) has transferred substantially all the risks and rewards of the asset or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes the associated liability. The transferred asset and the associated liability are measured on the basis that reflects the rights and obligations that the Company has retained.

Financial Liabilities. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Financial Assets
The Company assesses, at the reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Assets Carried at Amortized Cost. For assets carried at amortized cost such as loans and receivables, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If no objective evidence of impairment has been identified for a particular financial asset that was individually assessed, the Company includes the asset as part of a group of financial assets with similar credit risk characteristics and collectively assesses the group for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective impairment assessment.

Evidence of impairment for specific impairment purposes may include indications that the borrower or a group of borrowers is experiencing financial difficulty, default or delinquency in principal or interest payments, or may enter into bankruptcy or other form of financial reorganization intended to alleviate the financial condition of the borrower. For collective impairment purposes, evidence of impairment may include observable data on existing economic conditions or industry-wide developments indicating that there is a measurable decrease in the estimated future cash flows of the related assets.

If there is objective evidence of impairment, the amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). Time value is generally not considered when the effect of discounting the cash flows is not material. If a loan or receivable has a variable rate, the discount rate for measuring any impairment loss is the current effective interest rate, adjusted for the original credit risk premium. For collective impairment purposes, impairment loss is computed based on their respective default and historical loss experience.

The carrying amount of the asset shall be reduced either directly or through the use of an allowance account. The impairment loss for the period shall be recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying amount of the asset does not exceed its amortized cost at the reversal date.

Classification of Financial Instruments between Debt and Equity
From the perspective of the issuer, a financial instrument is classified as debt instrument if it provides for a contractual obligation to:

deliver cash or another financial asset to another entity;

exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or

satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Company does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

Offsetting Financial Instruments
Financial assets and financial liabilities are offset and the net amount is reported in the separate statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, and the related assets and liabilities are presented gross in the separate statements of financial position.

Investments in Shares of Stock of Subsidiaries and an Associate and Advances
The Company’s investments in shares of stock of subsidiaries and an associate are accounted for under the cost method as provided for under PAS 27. The investments and advances are carried in the separate statements of financial position at cost less any impairment in value. The Company recognizes dividend from a subsidiary and associate in profit or loss when its right to receive the dividend is established.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

An associate is an entity in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policies of the investee, but is not control or joint control over those policies.

Advances includes advances to a telecommunication company over which the Company has positive intention of subscribing to shares of stocks in the future.

The investments are as follows:

		Place of	Percentage of Ownership
	Note	Incorporation	2015	2014
Subsidiaries
A.G.N. Philippines, Inc. (AGNP)		Philippines	100.00%	100.00%
Perchpoint Holdings Corp. (PHC)		Philippines	100.00%	100.00%
Power Smart Capital Limited (PSCL)		BVI	100.00%	100.00%
Two Cassandra-CCI Conglomerates, Inc. (TCCI)		Philippines	100.00%	100.00%
Bell Telecommunication Philippines, Inc. (BTPI)	a	Philippines	100.00%	100.00%
San Miguel Equity Securities, Inc. (SMESI)		Philippines	100.00%	—
Multi-Technology Investment Holdings, Inc. (MTHI)		Philippines	100.00%	—
Trans Digital Excel Inc. (TDE)		Philippines	100.00%	—
Liberty Telecoms Holdings, Inc. (LTHI)	b	Philippines	97.46%	45.58%
Cobalt Point Telecom, Inc. [formerly, Express Telecommunications Co., Inc. (ETCI)]	c	Philippines	88.17%	—
a. Includes 50.00% direct interest and 50.00% indirect ownership through PHC, PSCL, and TCCI in 2015; and 45.68% direct interest and 54.32% indirect ownership through PHC, PSCL, and TCCI in 2014 b. Investment in LTHI is accounted as investment in an associate in 2014 representing 45.58% ownership c. Includes 9.72% direct interest and 78.45% indirect ownership through TDE in 2015

Impairment of Non-financial Assets
The carrying amounts of investments and advances are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, and if the carrying amount exceeds the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of the asset is the greater of fair value less costs of disposal and value in use. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.
If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

Fair Value Measurement
The Company measures a number of financial and non-financial assets and liabilities at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or most advantageous market must be accessible to the Company.

The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the separate financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

For assets and liabilities that are recognized in the separate financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing the categorization at the end of each reporting period.

Deposit for Future Stock Subscriptions
A deposit for future subscription is not considered as an equity instrument unless all of the following elements are present:

there is a lack of insufficiency of authorized unissued shares of stock to cover the deposit;

the Company’s BOD and stockholders have approved an increase in capital stock to cover the shares corresponding to the amount of the deposit; and

an application for the approval of the increase in capital stock has been filed with the SEC.

If any or all of the foregoing elements are not present, the transaction is recognized as a liability.

Share Capital
Common Shares
Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are recognized as a deduction from equity, net of any tax effects.

Preferred Shares
Preferred shares are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any dividends thereon are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the BOD of the Company.

Preferred shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Additional Paid-in Capital
Additional paid-in capital represents the excess of consideration received over the par value of capital stock.

Interest Income
Interest income is recognized as the interest accrues, taking into account the effective yield on the asset.

Expense Recognition
Expenses are recognized upon receipt of goods, utilization of services or at the date they are incurred.

Expenses are also recognized when decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

Taxes
Current Tax.  Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred Tax.  Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences  will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward benefits of unused tax credits — Minimum Corporate Income Tax (MCIT) and unused tax losses — Net Operating Loss Carry Over (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward benefits of MCIT and NOLCO can be utilized, except:

where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates
(and tax laws) that have been enacted or substantively enacted at the reporting date.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretation of tax laws and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.
Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Value-added Tax (VAT). Revenues, expenses and assets are recognized net of the amount of VAT, except:

where the tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

receivables and payables that are stated with the amount of tax included.

Related Parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

Provisions
Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of past events; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.
If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.  Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation.  The reimbursement shall be treated as a separate asset.  The amount recognized for the reimbursement shall not exceed the amount of the provision.  Provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingencies
Contingent liabilities are not recognized in the separate financial statements. They are disclosed in the notes to the separate financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the separate financial statements but are disclosed in the notes to the separate financial statements when an inflow of economic benefits is probable.

Events After the Reporting Date
Post year-end events that provide additional information about the Company’s financial position at the reporting date (adjusting events) are reflected in the separate financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the separate financial statements when material.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the separate financial statements in accordance with PFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts of assets, liabilities, income and expenses reported in the separate financial statements at the reporting date. However, uncertainty about these judgments, estimates and assumptions could result in an outcome that could require a material adjustment to the carrying amount of the affected asset or liability in the future.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions are recognized in the period in which the judgments and estimates are revised and in any future period affected.

Estimates and Assumptions
The key estimates and assumptions used in the separate financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the separate financial statements. Actual results could differ from such estimates.

Fair Value Measurements. A number of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has the overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information is used to measure fair values, then the valuation team assesses the evidence obtained to support the conclusion that such valuations meet the requirements of PFRS, including the level in the fair value hierarchy in which such valuations should be classified.

The Company uses market observable data when measuring the fair value of an asset or liability. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques.

If the inputs used to measure the fair value of an asset or a liability can be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy based on the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Allowance for Impairment Losses on Receivables. Provisions are made for specific and groups of accounts, where objective evidence of impairment exists. The Company evaluates these accounts on the basis of factors that affect the collectability of the accounts. These factors include, but are not limited to, the length of the Company’s relationship with the customers and counterparties, the customers’ current credit status based on third party credit reports and known market forces, average age of accounts, collection experience, and historical loss experience. The amount and timing of recorded expenses for any period would differ if the Company made different judgments or utilized different methodologies. An increase in allowance for impairment losses would increase the recorded costs and expenses and decrease current assets.

The Company has no allowance for impairment losses on receivables as at December 31, 2015 and 2014 (Note 5).

Realizability of Deferred Tax Assets. The Company reviews its deferred tax assets at each reporting date and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Company’s assessment on the recognition of deferred tax assets on deductible temporary difference, carryforward benefits of NOLCO and MCIT is based on the projected taxable income in the following periods.

Deferred tax assets have not been recognized because it is not probable that future taxable income will be available against which the Company can utilize the benefits therefrom (Note 11).

Impairment of Non-financial Assets. PFRS requires that an impairment review be performed on investments and advances when events or changes in circumstances indicate that the carrying value may not be recoverable. Determining the recoverable amount of assets requires the estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets (value in use) and estimation of the fair value less costs of disposal of such assets as of reporting date. While it is believed that the assumptions used in the estimation of fair values reflected in the separate financial statements are appropriate and reasonable, significant changes in these assumptions may materially affect the assessment of recoverable amounts and any resulting impairment loss could have a material adverse impact on the financial performance.

In 2015 and 2014, no impairment loss was recognized resulting from a comparison of the carrying amount of the investment with the recoverable amount (Note 6).

Accumulated impairment losses on investment and advances as at December 31, 2014 amounted to P2,170,795,028 (Note 6).

Provisions and Contingencies

The Company, in the ordinary course of business, sets up appropriate provisions for its present legal or constructive obligations, if any, in accordance with its policies on provisions and contingencies. In recognizing and measuring provisions, management takes risk and uncertainties into account.

No provisions for probable losses were recognized in the Company’s separate financial statements for the years ended December 31, 2015 and 2014.

5.	Receivables

This account consists of:

	Note	2015		2014
Amounts owed by related parties	7,12	P	4,671,399,816	P	1,253,544,250
Others			—		13,657,020
		P	4,671,399,816	P	1,267,201,270

Other receivables pertains to advances to third parties subject for liquidation.

6.	Investments and Advances

	2015		2014
Investments in shares of stock of subsidiaries	P	26,864,000,202	P	9,264,194,029
Investments in shares of stock of an associate		—		5,774,720,780
Advances for investment in shares of stock		5,569,035,524		5,958,061,581
		32,433,035,726		20,996,976,390
Allowance for impairment loss		—		(2,170,795,028)

	P	32,433,035,726	P	18,826,181,362

Investments in Shares of Stock of Subsidiaries

	Note	2015		2014
Bell Telecommunication Philippines, Inc.	a	P	3,687,300,000	P	2,949,194,029
Power Smart Capital Limited	b		1,650,000,000		1,650,000,000
Two Cassandra-CCI Conglomerates, Inc.:	b
Common Shares	b		825,000,000		825,000,000
Preferred Shares	b		825,000,000		825,000,000
Perchpoint Holdings Corp.	b		1,415,000,000		1,415,000,000
A.G.N. Philippines, Inc.	c		1,600,000,000		1,600,000,000
Liberty Telecoms Holdings, Inc.	d
Common Shares			3,327,939,253		—
Preferred Shares			8,318,660,949		—
San Miguel Equity Securities, Inc.	e		25,000,000		—
Multi-Technology Investment Holdings, Inc.	f		10,000,000		—
Trans Digital Excel Inc.	g		3,490,000,000		—
CobaltPoint Telecom, Inc. (formerly, Express Telecommunications Co., Inc.)	h		1,690,100,000		—
		P	26,864,000,202	P	9,264,194,029

a.	Bell Telecommunication Philippines, Inc. (BTPI)

In December 2014, the Company subscribed 8,408,000 shares out of the remaining unissued capital stock of BTPI at P368.73 per share which represents 45.68% direct interest. As at December 31, 2014, the Company has remaining subscription payable amounting to P151, 087,811. The unpaid subscription was fully settled in February 2015.

In December 2015, the Company subscribed to 1,592,000 remaining unissued capital stock of BTPI at P368.73 per share, thereby increasing direct interest to 50%. The company also subscribed to 14,814,503 common shares out of increase in authorized capital stock, at P368.73 per share, which was filed before SEC on December 23, 2015. Said application was subsequently approved on January 7, 2016.

The registered office address of the Company is at 808 Building, Meralco Ave., cor. Gen. Lim St., San Antonio Village, Pasig City.

b.	Two Cassandra-CCI Conglomerates, Inc. (TCCI), Perchpoint Holdings Corp. (PHC) and Power Smart Capital Limited (PSCL)

In 2010, the Company completed the acquisition of 100% interest in TCCI, PHC and PSCL.

The registered office address and principal place of business of TCCI is 5/F 808 Bldg., Meralco Avenue cor. Gen. Lim., St, Brgy. San Antonio, Pasig City.

The registered office address and principal place of business of PHC is 4/F 808 Bldg., Meralco Avenue cor. Gen. Lim., St, Brgy. San Antonio, Pasig City.

Power Smart Capital Limited is a BVI registered company.

c.	A.G.N. Philippines, Inc. (AGNP)

On December 30, 2010, the Company executed a Share Purchase Agreement
(the Agreement) with ISM Communications Corporation for the purchase of 100% of the outstanding and issued shares of stock of AGNP. The acquisition of AGNP was authorized by the BOD of the Company on December 16, 2010.

Upon signing of the Agreement, the Company paid P320,000,000 as initial payment. Under the Agreement, the outstanding balance of P1,280,000,000 is payable in two installments. On December 29, 2011, the Company paid 50% of the outstanding balance while the remaining balance was settled on December 29, 2012.

The registered office address of AGNP is 5/F 808 Bldg., Meralco Avenue cor. Gen. Lim., St, Brgy. San Antonio, Pasig City.

d.	Liberty Telecoms Holdings, Inc. (LTHI)

Common Shares
On July 8, 2009, the Company acquired 579,111,669 common shares of LTHI from LTHI’s existing stockholders as at date of acquisition for a total consideration of P2,041,451,161.

On October 5, 2010, the Company also acquired from the public a total of 64,589,000 common shares of LTHI amounting to P221,482,398 of which, P217,902,600 was unpaid and presented as part of accounts payable in “Accounts payable and other current liabilities” in the separate statements of financial position.

On July 21, 2015, the Company made a tender offer to LTHI’s common shareholders. At close of tender offer on August 20, 2015, the Company acquired 57,271,369 common shares from the public. On September 2, 2015, the Company completed the acquisition of 426,800,168 common shares from LTHI’s existing shareholders, thereby increasing ownership interest percentage on LHTI’s common shares to total of 87.17%. Total consideration for the acquired common shares amounted to P1,064,957,381.

Preferred Shares
On July 21, 2009, the Company entered into a subscription agreement with LTHI for the subscription of 587,951,737 voting, nonredeemable and participating preferred shares out of the proposed increase in the authorized capital stock of LTHI at an issue price of P3.00 per share or approximately P1,763,855,211. As at December 31, 2009, the Company paid P735,000,000 as deposit for the subscription.
On January 5, 2010, the Company paid P588,000,000 as additional deposit for the subscription of LTHI’s preferred shares.

On April 8, 2010, the Company paid the remaining subscription payable on LTHI’s preferred shares amounting to P440,855,211. The transaction was completed with a stock certificate covering the said preferred shares issued in the name of the Company on May 26, 2010.

On April 29, 2014, San Miguel Corporation gave written notice that it is assigning to the Company the former’s advances to LTHI in the amount of P854,554,830. On the same date, the Company converted its advances to LTHI, including the assigned receivables, to investment in LTHI’s preferred shares amounting to P1,316,683,697.

On December 15, 2014, the Company made additional investment to LTHI amounting to P431,200,000. LTHI issued a total of 1,747,883,697 shares to the Company at an issue price of P1.00 per share.

On September 02, 2015, the Company purchased 2,907,768,114 from LTHI’s existing shareholder at an acquisition price of P4,806,922,041, thereby increasing ownership interest percentage to 100% on preferred shares

The preferred shares issued had the following features: [a] voting; [b] participating
[c] nonredeemable; and [d] with preference over common shares in case of liquidation or dissolution of LTHI.

With additional shares acquired in September 2015, Vega gained control in LTHI. It is now accounted from investment in associate in 2014 to investment in subsidiary in 2015.

The Company owns 97.46% and 45.58% interest in LTHI as at December 31, 2015 and 2014, respectively.

Impairment
In 2013, the recoverable amount of the Company’s capital stock investment in LTHI was determined to be the fair value less cost of disposal which amounted to P1,856,042,055. Accordingly, impairment loss amounting to P2,170,795,028 has been recognized as at December 31, 2013. Fair value less cost of disposal was arrived with reference to published market price per share of LTHI in the Philippine Stock Exchange with respect to listed common shares and thru level 3 valuation technique with respect to preferred             shares. The fair value of preferred shares is determined based on comparable market data and cost approach of LTHI’s property and equipment as its cash generating unit. An independent firm of appraisers conducted actual inspection of the property and equipment and included the following studies and analyses in arriving at the estimated fair value: (a) cost of reproduction of each replaceable asset in accordance with the current market price of materials, labor, etc.; and (b) accrued depreciation as evidenced by the observed condition, character and utility of property.

In 2014, the recoverable amount of the Company’s investment in LTHI is based on a valuation using cash flow projections covering a five-year period on long range plans approved by management. The growth rates used is 3% for 2015 to 2019. The discount rate applied is 11% as at December 31, 2014. Management assessed that the allowance for impairment loss of P2,170,795,028 is adequate.

In 2015, the allowance for impairment was reversed due to the following reasons: (a) there was a significant recovery on the market price of LTHI listed common shares. Furthermore, 25% liquidity discount was used to obtain the fair value of the unlisted preferred shares to account for share marketability. Preferred shares are similar to common share and has the same rights (voting, non-redeemable and participating) with common shares except for preference upon liquidation; (b) significant development on telecommunications business in 2015.

e.	San Miguel Equity Securities, Inc. (SMESI)

On December 2, 2015, the Company acquired 25,000,000 shares from SMC at P1.00 per share. As a result, SMESI became a wholly-owned subsidiary of the Company.

The registered office address of the SMESI is No. 40 San Miguel Avenue, Mandaluyong City.

f.	Multi-Technology Investment Holdings, Inc. (MTHI)

On December 2, 2015, the Company acquired 10,000,000 shares of MTHI representing 100% interest at P1.00 per share. MTHI wholly-owns Hi-Frequency Telecommunication, Inc.

The registered office address of the MTHI is Unit 401 Emerald Building, No. 24 F. Ortigas Jr. Road, Ortigas Center, Pasig City..

g.	Trans Digital Excel, Inc. (TDE)

On December 4, 2015, the Company acquired 1,000,000 shares at P3,490 per share for a total acquisition cost of P3,490,000.

The registered office address of the TDE is 8th Floor Builders Center, 170 Salcedo St. Legaspi Village, Makati City.

h.	Cobaltpoint Telecom, Inc. (formerly Express Telecommunications Co., Inc.)

On December 4, 2015, the Company acquired 27,056,365 Class A shares and 80,000,000 Class B shares from Premier Capital Ventures Corp., both with a par value P1.80 per share, at a price of P15.787 per share for a total amount of P1,690,100,000. This increased the Company’s effective ownership over Cobaltpoint to 88.17% (9.72% direct interest and 78.45% indirect ownership through TDE).

The registered office address of Cobaltpoint is 3/F 808 Bldg., Meralco Avenue cor. Gen. Lim., St, Brgy. San Antonio, Pasig City.

Advances for Investments in Shares of Stock
In May 2011, the Company made deposits to a telecommunication company, a future investee, amounting to P5,958,061,581 as at December 31, 2014. Said company was acquired by Vega in December 2015. As at December 31, 2015, the Company made additional advances to BTPI amounting to P5,569,035,524. BTPI applied for an increase in authorized capital stock which was approved on January 7, 2016.

7.	Related Party Disclosures

The Company, in the normal course of business, obtains and provides advances to and from its related parties. The summary of related party transactions and balances is set out below.

			Amount of	Amounts Owed		Amounts Owed
	Note	Year	Transactions	by Related Parties		to a Related Party		Terms	Conditions
Intermediate Parent
Company
SMC
Deposit for	a	2015	P7,917,500,015	P -		P7,917,500,015		On demand	Unsecured
future stock subscription								non-bearing
Advances	a	2015	2,338,285		-		2,338,285	On demand non-bearing	Unsecured
Subsidiaries
TCCI		2015	-		643,211,645		-	On demand;	Unsecured;
		2014	-		643,211,645		-	non-interest bearing	no impairment
PHC		2015	-		221,934,136		-	On demand;	Unsecured;
		2014	-		221,934,136		-	non-interest bearing	no impairment
PSCL		2015	-		263,250,448		-	On demand;	Unsecured;
		2014	-		263,135,659		-	non-interest bearing	no impairment
BTPI		2015	-		114,420,369		-	On demand;	Unsecured;
		2014	-		114,422,581		-	non-interest bearing	no impairment
AGNP		2015	113,200		243,496		-	On demand;	Unsecured;
		2014	91,656		130,296		-	non-interest bearing	no impairment
TDE	b	2015	793,060,137		793,060,137		-	On demand;	Unsecured;
		2014	-		-			non-interest bearing	no impairment
LTHI	c	2015	1,116,791,961		1,127,501,893		-	On demand;	Unsecured;
		2014	17,707,116		10,709,933		-	interest bearing	no impairment
SMESI	d	2015	1,507,777,692		1,507,777,692	—		On demand;	Unsecured;
		2014	-		-		-	non-interest bearing	no impairment
		2015		P	4,671,399,816	P	7,919,838,300

		2014		P	1,253,544,250	P	-

The following are the significant related party transactions entered into by the Company:

a.	The Company received advances as deposit for future stock subscription from SMC amounting to P7,915,161,730. SMC signified that it will subscribe on a later date on Vega’s unissued shares of stock. Noninterest bearing advances owed to SMC amounted to P2,338,285 as at December 31, 2015 (Note 8).

b.	Advances to TDE amounted to P793,060,137 as at December 31, 2015.

c.	The Company provided cash advances to LTHI subject to 6.75% annual interest rate and have no definite payment terms thus considered payable on demand. Interest income from outstanding cash advances amounted to P8,691,700 in 2014. In 2015, White Dawn Solution Holdings, Inc. assigned P36,097,141 of its receivables from LTHI; Qtel West Bay Holding SPC assigned P413,364,140 of its receivable from LTHI and Wi-Tribe Asia Limited assigned P584,656,309 of its receivable from LTHI to the Company. In addition, the Company provided additional non-interest bearing cash advances amounting to P82,674,371.

d.	In 2015, the Company received an assigned receivable from SMC to SMESI amounting P1,507,777,692.

8.	Accounts Payable and Other Current Liabilities

This account consists of:

	Note	2015		2014
Accounts payable	12	P	232,879,416	P220,500,027
Amounts owed to a related party	7,12		2,338,285	—
		P	235,217,701	P220,500,027

9.	Deposit for Future Stock Subscription

In 2015, SMC and a new investor signified their intention to subscribe to additional shares of stock of the Company. In 2015, the Company received P14,825,161,730 as deposit for future stock subscription.

10.	Equity

Increase in Capitalization
On January 2, 2013, the BOD and stockholders approved and authorized, subject to the necessary approvals of the SEC, the increase in the Company’s authorized capital stock from one million pesos (P1,000,000) divided into 10,000 shares to six hundred fifty five million pesos (P655,000,000) divided into 6,550,000 shares with par value of one hundred pesos (P100) per share.

Also, on January 2, 2013, the Parent Company agreed to subscribe to the aforesaid increase in capital stock of the Company. The agreed subscription amounted to P652,500,000 which represents subscription to 4,350,000 common shares at P150 per share. Total cash subscriptions received in 2013 from the Parent Company amounted to P648,006,105 which represents initial subscription to 4,320,040 shares out of the total 4,350,000 shares. The increase in capitalization was subsequently approved by SEC together with the increase in capital stock on January 24, 2014. The Company then issued additional 4,350,000 shares to the Parent Company at P150 per share.

On December 1, 2014, the Company’s Board of Directors approved the increase in the authorized capital stock of the Company from P655,000,000 consisting of 6,550,000 common             shares with a par value of P100 to P25,000,000,000 consisting of 30,000,000 common shares with a par value of P100 per share and 22,000,000 preferred shares with a par value of P1,000 per share.

In its Deed of Subscription dated December 1, 2014, common shares and preferred shares of 9,147,500 and 13,500,000, respectively, has been subscribed to and paid for by SMC through the combination of cash and conversion of the debt of the Company in the amounts of P3,222,358,979 and P17,079,234,565, respectively. In December 2014, SMC made additional payment for preferred shares it previously subscribed into through the combination of cash and assignment of receivables in the amounts of P237,778,414 and P854,554,830, respectively.

This subscription is presented as an item of equity in the statements of financial position because it has met all the requirements for presentation as equity as at December 31, 2014. The increase in capitalization was applied on December 29, 2014. In February 2015, SMC settled its remaining subscription payable of P228,198,212. The application for the increase in capitalization was subsequently approved by SEC on April 6, 2015. The Company then issued additional 9,147,500 common shares at P150 per share and 13,500,000 preferred             shares at P1,500 per share.

11.	Income Taxes

The components of the Company’s income tax expense are as follows:

	2015		2014
Current	P	-	P	173,834
Final		7,833		1,052
	P	7,833	P	174,886

Current income tax in 2014 represents MCIT.

The reconciliation of the income tax expense computed at the statutory income tax rate to the income tax expense as shown in profit or loss is as follows:

	2015	2014
Income tax computed at the statutory tax rate	30.00%	30.00%
Income tax effects of:
Changes in unrecognized deferred tax assets	3.33%	(30.37%)
Interest income subjected to final tax	0.00%	0.00%
Reversal of impairment loss	(33.33%)	—
	0.00%	(0.37%)

Net deferred tax assets were not recognized for the following temporary differences and carryforward benefit of unused NOLCO and MCIT since management believes there may not be enough future taxable income that may be generated to realize the tax benefits therefrom.

As of December 31, 2015, the Company’s NOLCO which may be applied against future taxable income are as follows:

Year Incurred	Expiry Date	Amount
2014	December 31, 2017	P47,017,680
2015	December 31, 2018		217,002,876
		P	264,020,556

The details of the Company’s MCIT at December 31 are as follows:

Year Incurred	Expiry Date	Amount
2013	December 31, 2016	P7,588,199
2014	December 31, 2017		173,834
		P	7,762,033

12.	Financial Risk Management Objectives and Policies

Objectives and Policies
The Company has significant exposure to the following financial risks primarily from its use of financial instruments:

Liquidity Risk
Credit Risk

This note presents information about the Company’s exposure to each of the foregoing risks, the Company’s objectives, policies and processes for measuring and managing these risks, and the Company’s management of capital.

The BOD has the overall responsibility for the establishment and oversight of the Company’s risk management framework.

Liquidity Risk. Liquidity risk pertains to the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s objectives to manage its liquidity risk are as follows: (a) to ensure that adequate funding is available at all times; (b) to meet commitments as they arise without incurring unnecessary costs; (c) to be able to access funding when needed at the least possible cost; and (d) to maintain an adequate time spread of refinancing maturities.

The table below summarizes the maturity profile of the Company’s financial assets and financial liabilities based on contractual undiscounted payments used for liquidity management as at December 31, 2015 and 2014.

	2015						2014
Contractual Cash									Contractual
Carrying Amount			Flow		Within 1 Year		Carrying Amount		Cash Flow		Within 1 Year

Financial Assets
Cash in banks	P	11,675,242	P	11,675,242	P	11,675,242	P	1,908,979	P	1,908,979	P	1,908,979
Amounts owed by related parties		4,671,399,816		4,671,399,816		4,671,399,816		1,253,544,250		1,253,544,250		1,253,544,250
Financial Liabilities
Accounts payable		235,217,701		235,217,701		235,217,701		220,500,027		220,500,027		220,500,027

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

Credit Risk. Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company has established controls and procedures in its credit policy to determine and monitor the credit worthiness of its counterparties. Generally, the maximum credit risk exposure of a financial asset is the total carrying amount as shown in the face of the separate statements of financial position. The Company believes it is not exposed to any significant credit risk.

As at December 31, 2015 and 2014, the maximum exposure of the Company to credit risk is its cash in banks and amounts owed by related parties amounted to P4,683,075,058 and P1,255,453,229, respectively.

Fair Values
Due to the short term nature of the Company’s financial assets and financial liabilities such as cash in banks, receivables and accounts payable and other current liabilities, their carrying amounts approximate fair values as at December 31, 2015 and 2014.

Capital Management
The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its businesses and maximize shareholder value.

Management monitors capital on the basis of debt-to-equity ratio, which is calculated as total debt divided by total equity. Total debt is defined as total liability, while equity is total equity as shown in the separate statements of financial position. Management uses debt-to-equity ratio to monitor and review, on a regular basis, the Company’s capital is defined as total equity as shown in the separate statements of financial position.

There were no changes in the Company’s approach to capital management during the year.

The Company is not subject to externally-imposed capital requirements.

13.	Supplementary Information Required under Revenue Regulations (RR) No. 15-2010

The Bureau of Internal Revenue has issued RR No. 15-2010 which require certain tax information to be disclosed in the notes to the separate financial statements. The Company presented the required supplementary tax information as a separate schedule attached to its annual income tax return.

SCHEDULE 1
LIST OF VTI SUBSIDIARIES

A.	Two Cassandra-CCI Conglomerates, Inc.

1.	Capital Structure

Authorized Capital Stock:	1,000,000

Number of Authorized Common Shares:	500,000

Number of Authorized Preferred Shares:	500,000

Subscribed Capital:	1,000,000

Paid-up Capital:	Php 1,237,750,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
	250,000
Vega Telecom, Inc.	(Common)	250,000	206,376,813.77	100%	006

	500,000
Vega Telecom, Inc.	(Preferred)	500,000	825,000,000.00		007

	249,995
Vega Telecom, Inc.	(Common)	249,995	206,372,686.23		008

Ramon S. Ang	1	1	100	NIL	009

Ferdinand K. Constantino	1	1	100	NIL	010

Joseph N. Pineda	1	1	100	NIL	011

Bella O. Navarra	1	1	100	NIL	012

Aurora T. Calderon	1	1	100	NIL	013

TOTAL	1,000,000	1,000,000	1,237,750,000	100%

B.	Power Smart Capital Limited (BVI)

1.	Capital Structure

Authorized Capital Stock:	50,000

Number of Authorized Common Shares:	50,000

Number of Authorized Preferred Shares:

Subscribed Capital:	4

Paid-up Capital:	Php 1,237,500,008

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
Vega Telecom, Inc.	3	23.29	309,375,002	100%	002

Vega Telecom, Inc.	1	7.76	928,125,006		003

TOTAL	1,000,000	1,000,000	1,237,750,000	100%

C.	Perchpoint Holdings Corp.

1.	Capital Structure

Authorized Capital Stock:	100,000

Number of Authorized Common Shares:	100,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	100,000

Paid-up Capital:	Php 1,063,750,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
Vega Telecom, Inc.	74,995	7,499,500	797,798,827	100%	7

Vega Telecom, Inc.	25,000	2,500,000	265,950,673		13

Ramon S. Ang	1	100	100	NIL	8

Ferdinand K. Constantino	1	100	100	NIL	9

Joseph N. Pineda	1	100	100	NIL	10

Aurora T. Calderon	1	100	100	NIL	12

Bella O. Navarra	1	100	100	NIL	11

TOTAL	100,000	10,000,000	1,063,750,000	100%

D.	Bell Telecommunication Philippines, Inc.

1.	Capital Structure

Authorized Capital Stock:	20,000,000

Number of Authorized Common Shares:	20,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	18,408,000

Paid-up Capital:	Php 10,149,851,691.19

2.	Shareholding Structure

	Number of	Amount Subscribed			Stock Certificate
Name of Stockholder	Subscribed Shares	(Php)	Amount Paid- up (Php)	% Ownership	Number
Vega Telecom, Inc.	8,408,000	840,800,000	3,100,281,840	71.28%	039

*[1]Vega Telecom, Inc.	16,406,503	1,640,650,300	6,049,569,851.19*[2]

Power Smart Capital Limited	3,499,998	349,999,800	349,999,800	10.05%	20

Two Cassandra –CCI Conglomerates, Inc.	3,499,997	349,999,700	349,999,700	10.05%	036

Perchpoint Holdings, Inc.	2,999,998	299,999,800	299,999,800	8.62%	21

Ramon S. Ang	1	100	100	NIL	30

Ferdinand K. Constantino	1	100	100	NIL	031

Joseph N. Pineda	1	100	100	NIL	032

Aurora T. Calderon	1	100	100	NIL	033

Bella O. Navarra	1	100	100	NIL	035

Lorenzo G. Formoso III	1	100	100	NIL	037

Lionel Perkin T. Chai	1	100	100	NIL	038

TOTAL	34,814,503	3,481,450,300	10,149,851,691,19	100%

E.	Domineer Pointe, Inc.

1.	Capital Structure

Authorized Capital Stock:	20,000,000

Number of Authorized Common Shares:	20,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	11,062,000

Paid-up Capital:	Php 1,106,200,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
Bell Telecommunication Phils, Inc.	6,061,998	606,199,800	606,199,800	55%	08

*Robert Lee Wong	4,000,000	400,000,000	400,000,000	36%	06

*Alejandro Tan	999,997	99,999,700	99,999,700	9%	7

Bienvenido N. Bañas	1	100	100	NIL	09

Lionel Perkin T. Chai	1	100	100	NIL	11

Bella O. Navarra	1	100	100	NIL	10

Andy Y. Li	1	100	100	NIL	12

Maria Suzanne Sevilla	1	100	100	NIL	13

TOTAL	11,062,000	1,106,200,000	1,106,200,00	100%

*Stock Certificate pending issuance by this week following of CAR

F.	Somete Logistics and Development Corporation

1.	Capital Structure

Authorized Capital Stock:	15,000,000

Number of Authorized Common Shares:	15,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	4,475,000

Paid-up Capital:	Php 447,500,000

2.	Shareholding Structure

	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Name of Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
*[3]Bell Telecommunication Phils, Inc. (Jose T. Chua share)	3,749,996	374,999,600	374,999,600	84%	07

Bell Telecommunication Phils, Inc.	724,998	72,499,800	72,499,800	16%	08

*[4]Bienvenido N. Bañas	1	100	100	NIL	09

Bella O. Navarra	1	100	100	NIL	10

*[5]Lionel Perkin T. Chai	1	100	100	NIL	11

Mark Jayson Alapoop (Joseph N. Pineda share)	1	100	100	NIL	06

Andy Y. Li	1	100	100	NIL	12

Maria Suzanne S. Sevilla	1	100	100	NIL	13

TOTAL	4,475,000	447,500,000	447,500,000	100%

G.	AGN Philippines, Inc.

1.	Capital Structure

Authorized Capital Stock:	100,000

Number of Authorized Common Shares:	100,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	100,000

Paid-up Capital:	Php 1,130,147,256

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
Vega Telecom, Inc.	99,995	9,999,500	1,130,146,756.00	100%	18

Ramon S. Ang	1	100	100	NIL	19

Ferdinand K. Constantino	1	100	100	NIL	21

Joseph N. Pineda	1	100	100	NIL	22

Aurora T. Calderon	1	100	100	NIL	23

Bienvenido N. Bañas	1	100	100	NIL	24

TOTAL	100,000	10,000,000	1,130,147,256

H.	San Miguel Equity Securities, Inc.

1.	Capital Structure

Authorized Capital Stock:	100,000,000

Number of Authorized Common Shares:	100,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	25,000,000

Paid-up Capital:	Php 25,000,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
San Miguel Corporation*	24,999,995	24,999,995	24,999,995	100%	001

Ramon S. Ang	1	1	1	NIL	002

Ferdinand K. Constantino	1	1	1	NIL	003

Aurora T. Calderon	1	1	1	NIL	006

Joseph N. Pineda	1	1	1	NIL	004

Bella O. Navarra	1	1	1	NIL	005

TOTAL	25,000,000	25,000,000	25,000,000

I.	Eastern Telecommunications Philippines, Inc.

1.	Capital Structure

Authorized Capital Stock:	26,000,000 (Class A 15,600,000, Class B 10,400,000)

Number of Authorized Common Shares:	26,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	26,000,000

Paid-up Capital:	Php 2,600,000,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid- up		Stock Certificate
Stockholder	Subscribed Shares	(Php)	(Php)	% Ownership	Number
Sequestered Shares (A) (Polygon Investor Managers, Inc.)	4,600,557	460,055,700	460,055,700	17.69%

Sequestered Shares Class (A) (Roberto Benedicto, Atty. Jon Africa, Manuel Nieto, Jr.)	1,198,886	119,888,600	119,888,600	4.61%

San Miguel Equity Securities, Inc. (A)	4,600,556	460,055,600	460,055,600	37.70%	310 Class A

San Miguel Equity Securities, Inc. (A)	2,651,997	265,199,700	265,199,700		309 Class A

San Miguel Equity Securities, Inc. (A)	2,548,000	254,800,000	254,800,000		308 Class A

A.G. N. Philippines (B)	10,399,831	1,039,983,100	1,039,983,100	40.00%	112 Class B

Emiliano P. Jurado (A)	2	200	200	0.000%	305

Rodney James Olsen (B)	165	16,500	16,500	0.001%	75

Ramon S. Ang (A)	1	100	100	0.000%	311 Class A

Ramon S. Ang (B)	1	100	100	0.000%	116 Class A

Lionel Perkin T. Chai (A)	1	100	100	0.000%	312 Class A

Aurora T. Calderon (B)	1	100	100	0.000%	120 Class B

Ferdinand K. Constantino (B)	1	100	100	0.000%	121 Class B

Others (B)	1	100	100	0.000%

TOTAL	26,000,000	2,600,000,000	2,600,000,000	100%

J. Telecommunications Technologies Phils. Inc.

1. Capital Structure

Authorized Capital Stock	2,000,000,000

Number of Authorized Common Shares:	882,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	882,000,000

Paid-up Capital:	PhP882,000,000

2. Shareholding Structure

Name of Stockholder	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
	Subscribed Shares	(PhP)			Number

Eastern Telecommunications Phils. Inc.	1,000	1,000	1,000	100%	038

Eastern	581,998,000	581,998,000	581,998,000		035
Telecommunications Phils. Inc.

Eastern	45,746,000	45,746,000	45,746,000		025
Telecommunications Phils. Inc.

Eastern	250,000,000	250,000,000	250,000,000		047
Telecommunications Phils. Inc.

Eastern	4,250,000	4,250,000	4,250,000		031
Telecommunications Phils. Inc.

Ramon s. Ang	1,000	1,000	1,000	NIL	043

Bienvenido N. Bañas	1,000	1,000	1,000	NIL

Andy Y. Li	1,000	1,000	1,000	NIL

Emiliano P. Jurado	1,000	1,000	1,000	NIL	027

Lionel Perkin Chai	1,000	1,000	1,000	NIL	046

TOTAL	882,000,000	882,000,000	882,000,000	100%

*pursuant to Corporate Secretary – Change of AOI in 9 Dec 1998 decreased par value to Php1.00.

K. Multi-Technology Investment Holdings, Inc.

1.	Capital Structure

Authorized Capital Stock	10,000,000

Number of Authorized Common Shares:	10,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	10,000,000

Paid-up Capital:	Php10,000,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

*Ferdinan Chua	5,999,995	5,999,995	5,999,995	60%	11

*Cristina Chua	4,000,000	4,000,000	4,000,000	40%	02

Bienvenido N. Bañas	1	1	1	NIL	06

Lionel Perkin Chai	1	1	1	NIL	07

Bella O. Navarra	1	1		NIL	08

Andy Y. Li	1	1		NIL	09

Maria Suzanne S. Sevilla	1	1	1	NIL	10

TOTAL	10,000,000	10,000,000	10,000,000	100%	11

*Pending Stock Certificate issue to Vega Telecom, Inc. pending release of CAR from BIR

L. High-Frequency Telecommunication, Inc.

1.	Capital Structure

Authorized Capital Stock	25,000,000

Number of Authorized Common Shares:	25,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	20,000,000

Paid-up Capital:	PhP2,001,250,000 (Inclusive of APIC of 1,801,250,000)

2.	Shareholding Structure

Name of Stockholder	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
	Subscribed Shares	(PhP)			Number

Multi-Technology Investment Holdings, Inc.	3,750,000	37,500,000	375,234,375	100%	001

Multi-Technology	1,937,497	19,374,970	193,870,793.56		007
Investment Holdings, Inc.

Multi-Technology	13,750,000	137,500,000	1,375,859,375		012
Investment Holdings, Inc.

Multi-Technology	500,000	5,000,000	50,031,250		013
Investment Holdings, Inc.

Multi-Technology	62,498	624,980	6,253,706.44		014
Investment Holdings, Inc.

Bienvenido N. Bañas	1	10	100.00	NIL	017

Lionel Perkin Chai	1	10	100.00	NIL	018

Bella O Navarra	1	10	100.00	NIL	019

Andy Y. Li	1	10	100.00	NIL	020

Maria Suzanne S. Sevilla	1	10	100.00	NIL	021

TOTAL	20,000,000	200,000,000	2,001,250,000	100%

M. Trans Digital Exel, Inc.

1.	Capital Structure

Authorized Capital Stock	1,000,000

Number of Authorized Common Shares:	1,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	1,000,000

Paid-up Capital:	Php100,000,000 (including APIC 3,475,000,000)

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

*Premier Capital Venture Corp	249,995	24,999,500	868,732,625	100%	006

*Premier Capital	750,000	75,000,000	2,606,250,000		017
Venture Corp

Ramon s. Ang	1	100	3475	NIL	21

Ferdinand K. Constantino	1	100	3475	NIL	20

Joseph N. Pineda	1	100	3475	NIL	22

Bella O. Navarra	1	100	3475	NIL	19

Aurora T. Calderon	1	100	3475	NIL	18

TOTAL	1,000,000	100,000,000	3,475,000,000

*Pending Stock Certificate issue to Vega Telecom, Inc. pending release of CAR from BIR

N. Cobaltpoint Telecom, Inc.

1.	Capital Structure

Authorized Capital Stock	1,111,111,112 (Class A 666,666,667; Class B 444,444,444; Class C 1)

Number of Authorized Common Shares:	1,111,111,112

Number of Authorized Preferred Shares:	None

Subscribed Capital:	1,101,653,349 (Class A 657,208,907; Class B 444,444,442; Class C 1)

Paid-up Capital:	Php1,982,976,028.20

2.	Shareholding Structure

Name of Stockholder	Number of Subscribed Shares	Amount Subscribed (PhP)	Amount Paid-up (PhP)	% Ownership	Stock Certificate Number

Trans Digital Excel, Inc.	329,926,310	593,867,361.60	593,867,361.60	78.45%	189-B

Trans Digital Excel, Inc.	3,202,904	5,765,227.20	5,765,227.20		422-B

Trans Digital Excel, Inc.	25,300,896	45,541,612.80	45,541,612.80		423-B

Trans Digital Excel, Inc.	3,952,871	7,115,167.80	7,115,167.80		424-B

Trans Digital Excel, Inc.	14,133,676	25,440,616.80	25,440,616.80		326-A

Trans Digital Excel, Inc.	606,655	1,091,979	1,091,979		327-A

Trans Digital Excel, Inc.	41,383,142	74,489,655.60	74,489,655.60		328-A

Trans Digital Excel, Inc.	18,152,957	32,675,322.60	32,675,322.60		443-A

Trans Digital Excel, Inc.	45,270,288	81,486,518.40	81,486,518.40		441-A

Trans Digital Excel, Inc.	329,926,312	593,867,361.60	593,867,361.60		188-A

Trans Digital Excel, Inc.	52,276,187	94,097,136.60	94,097,136.60		442-A

Trans Digital Excel, Inc.	50,667	91,200.60	91,200.60		449-A

Trans Digital Excel, Inc.	134,606	242,290.80	242,290.80		450-A

Premier Capital Venture Corp	1,074,699	1,934,458.20	1,934,458.20	9.72%	435-A

Premier Capital Venture Corp	2,019,699	3,635,458.20	3,635,458.20		436-A

Premier Capital Venture Corp	2,296,967	4,134,540.60	4,134,540.60		434-A

Premier Capital Venture Corp	6,000,000	10,800,000	10,800,000		433-B

Premier Capital Venture Corp	21,665,000	38,997,000	38,997,000		437-A

Premier Capital Venture Corp	74,000,000	133,200,000	133,200,000		432-B

Marifil Holdings Corporation	84,100,743	151,381,337.40	151,381,337.40	7.63%

Enrique M. Belo	9,139,550	16,451,190	16,451,190	0.83%

Jesus Benjamin D. Salvosa	2,000,000	3,600,000	3,600,000	0.18%

Ramon S. Ang	1	1.8	1.8	NIL	445-A

Ferdinand K. Constantino	1	1.8	1.8	NIL	446-A

Joseph N. Pineda	1	1.8	1.8	NIL	444-A

Bella O Navarra	1	1.8	1.8	NIL	447-A

Aurora T. Calderon	1	1.8	1.8	NIL	448-B

Others	35,039,215	63,070,587	63,070,587	3.18%

TOTAL	1,101,653,349	1,982,976,028.20	1,982,976,028.20	100%

*CAR pending for transfer of PCVC and TDE shares to VTI

O. Liberty Telecoms Holdings, Inc.

1.	Capital Structure

Authorized Capital Stock	6,800,000,000

Number of Authorized Common Shares:	1,450,000,000

Number of Authorized Preferred Shares:	5,350,000,000

Subscribed Capital:	6,537,260,038

Paid-up Capital:	Php10,529,639,859.34

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

Vega Telecom, Inc.	64,589,000	64,589,000	64,589,000	97.46%		0000041873

Vega Telecom, Inc.	64,013,474	64,013,474	64,013,474			0000041945

Vega Telecom, Inc.	121,054,025	121,054,025	121,054,025			0000041947

Vega Telecom, Inc.	99,630,673	99,630,673	99,630,673			0000041954

Vega Telecom, Inc.	97,379,997	97,379,997	97,379,997			0000041955

Vega Telecom, Inc.	97,880,000	97,880,000	97,880,000			0000041962

Vega Telecom, Inc.	99,153,500	99,153,500	99,153,500			0000041970

Vega Telecom, Inc.	57,271,365	57,271,365	57,271,365			0000042268

Vega Telecom, Inc.	426,800,168	426,800,168	426,800,168			0000042269

Vega Telecom, Inc.	1,205,621,881	1,205,621,881	1,205,621,881		P	-023

Vega Telecom, Inc.	1,527,033,102	1,527,033,012	1,527,033,102		P	-024

Vega Telecom, Inc.	175,113,191	175,113,191	175,113,191		P	-025

Vega Telecom, Inc.	587,951,737	587,951,737	587,951,737		P	-005

Vega Telecom, Inc.	1,316,683,697	1,316,683,697	1,316,683,697		P	-015

Vega Telecom, Inc.	431,200,000	431,200,000	431,200,000		P	-020

PCD Nominee Corporation	137,013,216	137,013,216	137,013,216	2.10%	None

Martin L. Prieto	850,000	850,000	850,000	0.02%		0000037476

Martin L. Prieto	100,000	100,000	100,000			0000036211

Martin L. Prieto	100,000	100,000	100,000			0000036162

Martin L. Prieto	300,000	300,000	300,000			0000036121

Martin L. Prieto	150,000	150,000	150,000			0000036152

PCD Nominee	723,101	723,101	723,101		Not Applicable
Corporation

Juan Deecerrero Lim	200,000	200,000	200,000	0.02%		0000041458

Juan Deecerrero Lim	200,000	200,000	200,000			0000041459

Juan Deecerrero Lim	200,000	200,000	200,000			0000041460

Juan Deecerrero Lim	200,000	200,000	200,000			0000041461

Juan Deecerrero Lim	200,000	200,000	200,000			0000041462

Dolores C. Roces	810,000	810,000	810,000	0.01%		0000038820

Anita C. Tan	800,000	800,000	800,000	0.012%		0000009343

George T. Yang	648,000	648,000	648,000	0.010%		0000035358

Juan D. Lim	150,000	150,000	150,000	0.008%		0000037784

Juan D. Lim	300,000	300,000	300,000			0000037856

Juan D. Lim	20,000	20,000	20,000			0000037732

Juan D. Lim	30,000	30,000	30,000			0000037748

Kenneth S. Yang	500,000	500,000	500,000	0.008%		0000009348

Richmond S. Yang	480,000	480,000	480,000	0.007%		0000009133

Karen Kristine Yang	425,000	425,000	425,000	0.007%		0000009347

Kristopher George Yang	425,000	425,000	425,000	0.007%		0000009346

Christine To Yu	400,000	400,000	400,000	0.006%		0000042258

Marcos Roces	355,000	355,000	355,000	0.005%		0000038819

Leon Lu and/or Frederick Lu	160,000	160,000	160,000	0.005%		0000015170

Leon Lu and/or	180,000	180,000	180,000			0000017282
Frederick Lu

Mount Peak	76,000	76,000	76,000			0000011167
Securities, Inc.

Mount Peak Securities, Inc.	50,000	50,000	50,000	0.005%		0000023751

Mount Peak	50,000	50,000	50,000			0000023395
Securities, Inc.

Mount Peak	50,000	50,000	50,000			0000022918
Securities, Inc.

Mount Peak	50,000	50,000	50,000			0000002361
Securities, Inc.

Mount Peak	10,000	10,000	10,000			0000002379
Securities, Inc.

Mount Peak	2,000	2,000	2,000			00000002400
Securities, Inc.

Mount Peak	20,000	20,000	20,000			0000002418
Securities, Inc.

Mount Peak	2,000	2,000	2,000			0000002426
Securities, Inc.

Mount Peak	5,000	5,000	5,000			0000037904
Securities, Inc.

Letina Gaw	300,000	300,000	300,000	0.005%		0000039339

Juvencio Tan	300,000	300,000	300,000	0.005%		0000039163

Bernard Ong and/or	133,000	133,000	133,000	0.004%		0000029874
Conchita Ong

Bernard Ong and/or	125,000	125,000	125,000			0000019376
Conchita Ong

Others	19,004,910	19,004,910	19,004,910	0.29%	Please see
	1	1	1		attached Annex “A”
					of LTHI
					P	-009

TOTAL	6,537,260,038	6,537,260,038	6,537,260,038*[6]	100%

6 Plus APIC of 3,992,379,821.34 (Common-542,160,411 Preferred – 3,450,219,410)

P. Skyphone Logistics, Inc.

1.	Capital Structure

Authorized Capital Stock	5,000,000

Number of Authorized Common Shares:	5,000,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	1,250,000

Paid-up Capital:	Php1,250,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

Liberty Telecoms Holdings, Inc	1,249,995	1,249,995	1,249,995	99.9996%	017

Ramon S. Ang	1	1	1	0.0001%	013

Ferdinand K.	1	1	1	0.0001%	028
Constantino

Aurora T. Calderon	1	1	1	0.0001%	029

Bella O. Navarra	1	1	1	0.0001%	032

Bienvenido N. Bañas	1	1	1	0.0001%	033

TOTAL	1,250,000	1,250,000	1,250,000	100%

Q. Tori Spectrum Telecom, Inc.

1.	Capital Structure

Authorized Capital Stock	2,700,000

Number of Authorized Common Shares:	2,700,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	2,700,000

Paid-up Capital:	Php270,000,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

Liberty Telecoms Holdings, Inc	2,699,995	269,999,500	269,999,500	100%	2000-01

Ramon S. Ang	1	100	100	NIL	2008-20

Ferdinand K. Constantino	1	100	100	NIL	2015-39

Aurora T. Calderon	1	100	100	NIL	2015-40

Bienvenido N. Bañas	1	100	100	NIL	2013-33

Bella O. Navarra	1	100	100	NIL	2015-42

TOTAL	2,700,000	270,000,000	270,000,000

R. Asean Cableship Pte., Ltd. (ACPL)

1.	Capital Structure

Authorized Capital Stock	5,040,000

Number of Authorized Common Shares:	5,040,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	SGD5,040,000

Paid-up Capital:	SGD5,040,000

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)		% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)				Number

Eastern	630,000	630,000	P	647,411.00	16.67%	017
Telecommunications	210,000	210,000
Phils., Inc.

Others as	4,200,000	500,000			83.33
represented from 5 ASEAN Countries

TOTAL	5,040,000	5,040,000			100%

SCHEDULE 2

INFORMATION ON THE BOW ARKEN HOLDING COMPANY, INC. SUBSIDIARY

NEW CENTURY TELECOMS, INC.

1.	Capital Structure

Authorized Capital Stock	PhP500,000,000.00

Par Value per Share	PhP1.00

Number of Authorized Common Shares:	500,000,000

Number of Authorized Preferred Shares:	None

Number of Subscribed Shares:	454,000,000

Subscribed Capital:	PhP454,000,000.00

Paid-up Capital:	PhP2,200,000,000.00 (inclusive of premium in the amount of PhP1,746,000,000.00

2.	Shareholding Structure

Name of	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
Stockholder	Subscribed Shares	(PhP)			Number

Bow Arken Holding	159,999,995	159,999,995	159,999,995	99.59%	42
Company, Inc.

Bow Arken Holding	194,000,000	194,000,000	1,940,000,000		48
Company, Inc.

Bow Arken Holding	95,625,002	95,625,002	95,625,002		49
Company, Inc.

Bow Arken Holding	2,499,996	2,499,996	2,499,996		50
Company, Inc.

Paquito M. De Jesus	1,875,001	1,875,001	1,875,001	0.41%	13

Paquito M. De Jesus	1	1	1		18

Benito Tan Ty	1	1		NIL	43

Jose A. Ramos, Jr.	1	1	1	NIL	44

Geraldine Leseñana	1	1	1	NIL	45

Ryan V. Romero	1	1	1	NIL	47

Pia Isabel O. Co	1	1	1	NIL	51

TOTAL	454,000,000	454,000,000	2,200,000,000	100%

SCHEDULE 3

INFORMATION ON THE BRIGHTSHARE HOLDINGS CORPORATION SUBSIDIARY

eTelco, Inc.

1.	Capital Structure

Authorized Capital Stock	300,000,000

Number of Authorized Common Shares:	161,515,000

Number of Authorized Preferred Shares:	None

Subscribed Capital:	167,515,000

Paid-up Capital:	Php167,515,000

2.	Shareholding Structure

Name of Stockholder	Number of	Amount Subscribed	Amount Paid-up (PhP)	% Ownership	Stock Certificate
	Subscribed Shares	(PhP)			Number

Brightshare	167,514,995	167,514,995	167,514,995	100%	17
Holdings Corporation

Benito Tan Ty	1	1	1	NIL	18

Jose A. Ramos, Jr.	1	1	1	NIL	19

Ryan V. Romero	1	1	1	NIL	23

Geraldine Lesenana	1	1	1		21

Rhodora D. Roco	1	1	1	NIL	22

TOTAL	167,515,000	167,515,000	167,515,000	100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 30, 2016

[1]	Stock certificate to be issued within the week

[2]	Includes an APIC of 5,967,126,398.68

[3]	Stock Certificate pending issuance by this week following release of CAR

[4]	Pending CAR from BIR

[5]	Pending CAR from BIR